ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
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afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

April 25, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 11 to Registration Statement on Form S-4 Filed April 3, 2025 File No. 333-269417

To Whom It May Concern:

The undersigned submits this letter on behalf of NorthView Acquisition Corporation (“NorthView”) and Profusa, Inc. (“Profusa” and together with NorthView, the “Co-Registrants”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 12 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated April 18, 2025 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, and Ben Hwang, Chief Executive Officer of Profusa, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and the Co-Registrants’ response follows each comment.

Amendment No. 11 to Registration Statement on Form S-4 filed April 3, 2025 Cover Page

1.	We note your revised disclosure on page 10 in response to prior comment 3, which we reissue in part. Please revise your Summary disclosure to describe any report, opinion, or appraisal that the NorthView Board considered in making its determination that the business combination is in the best interests of its shareholders. We refer to your disclosure on page 160 and Item 1604(b)(2) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 10 of the Amendment.

2.	We refer to your revised disclosure in response to prior comment 4, which we reissue in part. With respect to the convertible promissory note to the Sponsor and the PIPE financing, please revise your Summary disclosure to describe the use of proceeds from these financing transactions and the dilutive impact on non-redeeming shareholders, if any. In your revised disclosure in your prospectus summary, please include the disclosure required by Item 1604(c) of Regulation S-K, including the net tangible book value per share, as adjusted, as if the selected redemption levels have occurred, and to give effect to, while excluding the de-SPAC transaction itself, material probable or consummated transactions and other material effects on the SPAC's net tangible book value per share from the de-SPAC transaction; and the difference between such offering price and such net tangible book value per share, as adjusted.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 178 and 179 of the Amendment.

3.	We note your revised disclosure in response to prior comment 5, which we reissue in part. Please revise to address the following comments relating to NorthView’s Sponsor:

●	We refer to your statement on page 8 that the Sponsor, its affiliates and promoters are not involved in any other SPACs. Please revise to describe the prior experience, if any, of the Sponsor, its affiliates, and any of its promoters in organizing SPACs; and
●	We note your disclosure of the persons who have direct and indirect material interests in NorthView’s Sponsor. Please revise to describe the nature and amount of each such person’s material interest in the Sponsor.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 8 of the Amendment.

Unaudited Pro Forma Financial Information, page 177

4.	We note your response to comment 14. We note the additional disclosures provided on page 182 regarding the additional conditions that must be met for the execution of the license agreement. In light of these conditions, please help us understand how you determined that the execution of the JV and license agreements is probable and should be reflected in the pro forma financial information. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Co-Registrants acknowledge the Staff’s comment and have referred to Rule 11-01(a)(8) of Regulation S-X and guidance in SEC 4560 - Pro forma financial information. The Co-Registrants confirm that this transaction meets both the criteria for a significant transaction and a probable transaction.

The Co-Registrants note that per Financial Reporting Manual Section 2005.4 "Probable" - Assessment of "probability" requires consideration of all available facts. Acquisition is probable where registrant's financial statements alone would not provide adequate financial information to make an investment decision. See FRC 506.02(c)(ii).

The Co-Registrants confirm that the JV agreement with Tasly is a transaction which is probable and is expected to commence following the consummation of this reverse capitalization transaction. The Co-Registrants have determined that this transaction should be included in the pro forma financial information as it has a material impact on the business and the financials, as it represents the sale of a majority ownership (60%) in the combined company’s licensed intellectual property and further includes go forward terms on profit sharing upon commercialization in the APAC region. Secondly, this transaction will have a discrete material impact on the financial statements through the settlement of the Tasly Convertible Loan of $1.9 million in principal and accrued interest currently on the books.

Further, the Co-Registrants confirm that Profusa has entered into a Binding Term Sheet for the APAC Joint Venture, and has the License Agreement and Joint Venture Agreement in final agreed form, which further increases the probability under the applicable analysis. As Profusa and its APAC joint venture counterpart are in frequent communication and have agreed to the form of the definitive documents for the joint venture, the transaction is highly probable and its closing is expected to occur shortly after the closing of this reverse capitalization transaction between NorthView and Profusa.

5.	We note your response to comment 17. You also disclose that Profusa has conditionally waived the Minimum Cash Amount condition to closing, contingent on NorthView having sufficient funds to satisfy Nasdaq’s initial listing requirements as of the Closing. As previously requested, please expand your disclosures to state the amount of funds that would be considered sufficient.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages xxiii, 4, 81, and 126 of the Amendment.

6.	We note that the holders of 532,958 shares of NorthView common stock exercised their right to redeem in March 2025 for an aggregate redemption amount of approximately $6.5 million. It does not appear that this additional redemption has been reflected in the pro forma financial information. Please advise or revise as necessary. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Co-Registrants acknowledge the Staff’s comment and have made the appropriate updates in the pro forma financial information. Please refer to Tickmark (B) on the Pro forma Balance Sheet, which ties out to the full trust balance per Northview’s filed Annual Report on Form 10-K of $8.3 million. Additionally, we have added Tickmark (V) to the Amendment in order to reduce the available trust balance by $6.5 million in the no redemption scenario, which represents the March 2025 redemptions. In the “Maximum Redemption Scenario” column of the pro forma, is further adjusted by Tickmark (P) to reflect additional redemptions.

Liquidity and Capital Resources, page 264

7.	We note your revised disclosure that "[a]ny promissory notes that did have an initial maturity date, which has passed, the Company has verbally agreed to pay off these loans upon the consummation of the business combination. The Company is currently in default, and will repay all promissory notes in parallel with the closing of the transaction." Please revise your risk factors to discuss the material risks, if any, related to this default.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 45 and 270 of the Amendment.

* * * * *

Jack Stover NorthView Acquisition Corporation April 25, 2025

If you have any comments or questions, please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

/s/ Ralph V. De Martino
Ralph V. De Martino

RVD/mc
cc: Jack Stover

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